             U.S. Securities and Exchange Commission
                     Washington, D.C.  20549

                          FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]


1.  Investment Company Act File Number:         Date examination completed:

          811-07047                                    11/30/2000
___________________________________________________________________________


2.  State Identification Number:

          WI    not applicable
___________________________________________________________________________

     AL        AK        AZ        AR        CA        CO
     CT        DE        DC        FL        GA        HI
     ID        IL        IN        IA        KS        KY
     LA        ME        MD        MA        MI        MN
     MS        MO        MT        NE        NV        NH
     NJ        NM        NY        NC        ND        OH
     OK        OR        PA        RI        SC        SD
     TN        TX        UT        VT        VA        WA
     WV        WI        WY        PUERTO RICO

Other (specify):

___________________________________________________________________________


3. Exact name of investment company as specified in registration statement:

          The Marshall Funds, Inc.
___________________________________________________________________________


4. Address of principal executive office: (number, street, city, state, zip code)

          Federated Investors Tower, Pittsburgh, PA  15222-3799
___________________________________________________________________________

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

ERNST & YOUNG LLP                  Ernst & Young LLP
                                   200 Clarendon Street
                                   Boston, Massachusetts 02116-5072
                                   Phone:(617) 266-2000
                                   Fax:  (617) 266-5843
                                   www.ey.com



                Report of Independent Accountants


To the Board of Directors
The Marshall Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that The Marshall Funds, Inc. (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of November 30, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 2000 (the date of last examination) through November 30, 2000;

[BULLET] Confirmation of all securities and similar investments held by institutions in book at the Depository Trust Company and Chase Manhattan Bank;

[BULLET] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and Marshall and Ilsley Trust Co.; and

[BULLET] Agreement of investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Marshall Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                              /s/ Ernst & Young LLP
                              Ernst & Young LLP


Boston, Massachusetts
May 14, 2001

                                                   MARSHALL FUNDS
                                                   Marshall Your Resources

May 14, 2001



               Management Statement Regarding Compliance with
          Certain Provisions of the Investment Company Act of 1940
          --------------------------------------------------------

We, as members of management of The Marshall Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.



                                   /s/ John M. Blaser
                                   ------------------------------
                                   John M. Blaser
                                   President
                                   The Marshall Funds, Inc.


                                   /s/ Brooke J. Billick
                                   ------------------------------
                                   Brooke J. Billick
                                   Secretary
                                   The Marshall Funds, Inc.




          Marshall Funds Investor Services  *  P.O. Box 1348
      1000 North Water Street  *  Milwaukee, Wisconsin  53201-1348

 1-800-236-FUND (3863)  *  1-414-287-8555  *  http://www.marshallfunds.com